Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form S-3ASR (No. 333-280737) and Form S-8 (No. 333-273118 and No. 333-286733) of Kodiak Gas Services, Inc. (the “Company”) of our reports dated February 26, 2026, relating to the consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting, which appear in this Annual Report on Form 10-K.
/s/ BDO USA, P.C.
Houston, Texas
February 26, 2026

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.